UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On October 19, 2022, JX Luxventure Limited (the “Company”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Shenzhen Zhongjiyingfeng Investment Co., Ltd. (the “Purchaser”) and closed the transaction pursuant to the terms of the Stock Purchase Agreement (the “Sale and Purchase Transaction”), resulting in the Company’s sale of 20,000 shares of common stock (the “Shares”) in Hongri International Holding Limited (“Hongri”), constituting all of the issued and outstanding capital stock in Hongri to the Purchaser, in consideration for $10,000,000 (the “Purchase Price”). Prior to the closing of the Sale and Purchase Transaction (the “Closing”), Hongri was a wholly-owned subsidiary of the Company through which the Company operated its menswear business.

At the Closing, the Purchaser issued to the Company a 5% promissory note in the principal amount of $10,000,000, in payment of the Purchase Price (the “Note”). The Note is payable in four installments, on the following dates and in the following amounts: (a) $1,000,000, together with an accrued interest, is payable on or before November 19, 2022; (b) $2,000,000, together with an accrued interest, is payable on or before April 19, 2023; (c) $3,000,000, together with an accrued interest, is payable on or before April 19, 2024, and (d) the remaining $4,000,000, together with an accrued interest, is payable on or before October 19, 2024.

As further inducement of the Company to enter into the Stock Purchase Agreement and to sell the Shares to the Purchaser on the terms of the Stock Purchase Agreement, on the Closing, the Purchaser and the Company entered into and executed a Pledge and Security Agreement (the “Pledge Agreement”), pursuant to which the Purchaser, as the Borrower under the Note, granted the Company a first priority security interest in the Shares of Hongri.

The foregoing descriptions of the Stock Purchase Agreement, the Note and the Pledge Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are attached to this Current Report on Form 6-K as Exhibits 10.1, 10.2 and 10.3, respectively, and incorporated herein by reference.

In connection with the Closing, on October 19, 2022, the Company issued a press release, which is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2022	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Stock Purchase Agreement between the Company and Shenzhen Zhongjiyingfeng Investment Co., Ltd.
10.2	Promissory Note issued by Shenzhen Zhongjiyingfeng Investment Co., Ltd. to the Company
10.3	Pledge Agreement
99.1	Press Release

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